FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

EverQuote, Inc.

210 Broadway

Cambridge, Massachusetts 02139

Attn: David Mason, Esq.

General Counsel and Secretary

(855) 522-3444

June 8, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Folake Ayoola

Re:	EverQuote, Inc.
Registration Statement on Form S-1
Filed June 1, 2018
File No. 333-225379

Ladies and Gentlemen:

On behalf of EverQuote, Inc. (the “Company”), set forth below is supplemental information for the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Registration Statement on Form S-1 (File No. 333-225379) (the “Registration Statement”). The supplemental information set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is providing the supplemental information below to assist the Staff in reviewing the Company’s determinations of the fair value of its common stock underlying its outstanding equity-based awards and the reasons for the differences between the Company’s most recent valuation of its Class A common stock and the midpoint of a preliminary price range for the Company’s initial public offering (“IPO”).

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Determining the Fair Value of the Common Stock Prior to the IPO

As described in the Registration Statement, the Company has two classes of voting common stock, Class A common stock and Class B common stock. The Company implemented this dual-class common stock structure in September 2017, at which time each outstanding share of

Securities and Exchange Commission

June 8, 2018

Company common stock was reclassified as one share of Class B common stock and outstanding equity-based awards with respect to shares of common stock were similarly adjusted to cover an equivalent number of shares of Class B common stock. Following the implementation of the Company’s dual-class common stock structure, the Company’s equity-based award grants have consisted exclusively of options to purchase shares of Class A common stock and restricted stock units with respect to shares of Class A common stock. The Company will be issuing shares of Class A common stock in the offering contemplated by the Registration Statement. As there has been no public market for any class of the Company’s common stock to date, the estimated fair value of the Company’s common stock or Class A common stock, as applicable, has been determined by the Company’s board of directors (the “Board”) as of the date of each equity-based award grant, based upon several factors, including its consideration of input from management, the Company’s most recently available third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and that may have changed from the date of the most recent valuation through the date of the grant. The Company obtained a third-party valuation of its common stock as of March 31, 2017, which predated the implementation of the Company’s dual-class common stock structure, and third-party valuations of its Class A common stock as of December 31, 2017 and March 31, 2018. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company’s most recent third-party valuation of its Class A common stock, which was conducted as of March 31, 2018, resulted in a valuation of $83.34 per share (the “March 2018 Valuation”).

From March 31, 2018 to May 1, 2018, the date of the Company’s most recent grant of equity-based awards, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. The Board considered the results of the March 2018 Valuation, input from management and the objective and subjective factors listed on page 76 of the Registration Statement and determined that the fair value of the Company’s Class A common stock was $83.34 per share at the time of the Company’s grants of equity-based awards on May 1, 2018.

Rule 83 Confidential Treatment Request by EverQuote, Inc.

Request #1

Preliminary IPO Price Range

The Company hereby supplementally advises the Staff that on June 8, 2018, representatives of the underwriters advised the Company that, considering information currently available and current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[**] to $[**] per share (the “Preliminary Price Range”)

Securities and Exchange Commission

June 8, 2018

for its IPO, before giving effect to a 8-1 forward stock split that the Company plans to implement prior to effectiveness of the Registration Statement.

The Preliminary Price Range is based on a number of factors, including the Company’s future prospects and those of other companies in the industries in which the Company competes, the Company’s historical and prospective financial and operating results, the market prices of securities of companies operating in similar industries as the Company, existing conditions in the public capital markets and preliminary discussions with representatives of the underwriters regarding potential valuations of the Company. Given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for this offering. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) remains subject to adjustment based on various factors outside of the Company’s control.

The Preliminary Price Range was determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s most recent determination of the value of its Class A common stock as of May 1, 2018 of $83.34 per share and the midpoint of the Preliminary Price Range of $[**] per share. Specifically, the Company believes that the difference between the fair value of its Class A common stock determined as of May 1, 2018 and the midpoint of the Preliminary Price Range is the result of the following factors, among others:

•	The Preliminary Price Range assumes that the IPO has occurred and a public market for the Company’s Class A common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s Class A common stock. In contrast, the March 2018 Valuation applied a discount for lack of marketability of [**]% in a scenario assuming completion of an IPO by June 30, 2018 (the “Early IPO Scenario”) that was [**]% probability weighted, a discount for lack of marketability of [**]% in a scenario assuming completion of an IPO by December 31, 2018 (the “Late IPO Scenario”) that was [**]% probability weighted, and a discount for lack of marketability of [**]% in a non-IPO scenario (the “Non-IPO Scenario”) that was [**]% probability weighted. In the absence of such discounts, the fair value of the Company’s Class A common stock would have been $[**] per share in the Early IPO Scenario, $[**] per share in the Late IPO Scenario, and $[**] per share in the Non-IPO Scenario.

•

The Preliminary Price Range also assumes that there is the opportunity for immediate liquidity with respect to the Company’s Class A common stock. In contrast, the March 2018 Valuation applied a net present value discount for a period of three months in the Early IPO Scenario and a period of nine months in the Late IPO Scenario, in each case at a rate of [**]% per annum, reflecting the assumed time to a liquidity event in those

Securities and Exchange Commission

June 8, 2018

scenarios. In the absence of such discounts (in addition to the discounts for lack of marketability), the fair value of the Company’s Class A common stock would have been $[**] per share in the Early IPO Scenario and $[**] per share in the Late IPO Scenario.

EverQuote, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to David Mason, Esq., General Counsel and Secretary, EverQuote, Inc., 210 Broadway, Cambridge, Massachusetts 02139, (855) 522-3444, before it permits any disclosure of the bracketed information in Request #1.

•	The Company has continued to prepare for the completion of an IPO, including the public filing of the Registration Statement with the Commission on June 1, 2018.

•	The Preliminary Price Range was based in part on analyses conducted by representatives of the underwriters of a set of public companies with similar growth and other characteristics to the Company (the “Public Company Peer Group”). This set of companies differed from the set of companies considered by the Company’s third-party valuation firm in conducting the March 2018 Valuation (the “Prior Peer Group”), which resulted in an increase in the estimated equity value of the Company. This increase was attributable in part to higher equity values of the Public Company Peer Group as compared to the Prior Peer Group as of March 31, 2018, as well as improvements in stock market conditions since March 31, 2018 resulting in higher equity values of the Public Company Peer Group as of the time of the determination of the Preliminary Price Range as compared to March 31, 2018.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of this offering would provide the Company with ready access to the public equity and debt markets.

•	As is typical in IPOs, the Preliminary Price Range was not derived using a formal, quantitative determination of fair value, but rather was determined based on discussions between the Company and representatives of the underwriters.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission

June 8, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg

David A. Westenberg

cc:	David Mason, EverQuote, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549